			Exhibit 12

SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	2011	2012	2013	2014	2015

GROSS G&A	87,789	89,663	88,818	78,480	64,536
NET G&A	45,325	47,097	45,423	39,629	42,611
INTEREST EXPENSE, NET	35,566	57,303	69,382	73,207	75,870
RENTAL & LEASE EXPENSE	5,642	5,636	6,046	4,679	3,805
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	131,125	37,773	198	(433,470)	(1,734,514)
CAPITALIZED INTEREST	7,667	7,890	7,223	5,024	4,893

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	51.63%	52.53%	51.14%	50.5%	66.03%
NON-CAPITAL RENT EXPENSE	2,913	2,960	3,092	2,363	2,512
1/3 NON-CAPITAL RENT EXPENSE	971	987	1,031	788	837
FIXED CHARGES	44,204	66,180	77,636	79,019	81,600
EARNINGS	167,662	96,063	70,611	(359,475)	(1,657,807)

RATIO OF EARNINGS TO FIXED CHARGES	3.79	1.45	0.91	—	—

Amount needed for a "break-even" ratio earnings					1,739,407

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the non-cash charge incurred in 2015 caused by the write-downs in the carrying value of oil and gas properties, 2015 earnings were insufficient by $1.74 billion to cover fixed charges.